June 16, 2010


Mr. James C. Foster
Chairman, President and Chief Executive Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts 01887


VIA FACSIMILE AND OVERNIGHT DELIVERY

Mr. Foster,

          We continue to believe based on the high cost, significant risk and inopportune timing of the proposed acquisition by Charles River Laboratories International, Inc. ("Charles River" or the "Company") of WuXi PharmaTech (Cayman) Inc. ("WuXi") that this is the wrong path for your shareholders. Based on numerous conversations after sending our June 7, 2010 letter, we also remain convinced that shareholders will not support this transaction and note that even at this early stage one analyst estimates that approximately 35% of the shareholder base is already opposed to the transaction and cites none in support.(1) This is not surprising given continued skepticism regarding the transaction, including analyst commentary yesterday that "[WuXi] stands to benefit from this transaction more than [Charles River]" and estimating that the transaction would reduce the Company's value by approximately $4 per share.(2) After reviewing your June 14, 2010 letter, we see no reason why this negative shareholder sentiment should change.

          You have first sought to justify the proposed transaction by asserting that it would improve the Company's growth rates and margins. However, it should surprise no one to learn that if Charles River acquires a company with higher growth and margins it will improve its own growth and margins, and these metrics in a vacuum say nothing about whether this investment on the proposed terms generates increased shareholder value. If Charles River shareholders are attracted to WuXi's growth and margins (despite recent declines in both as WuXi faces increased competition and wage inflation), they are free to invest in WuXi directly or any other company with higher growth and margins, and can do so without paying the substantial premium Charles River proposes to pay WuXi shareholders.

          The real question of course is whether this acquisition would generate any definable incremental value for Charles River shareholders outside of what they could generate simply by acquiring WuXi stock directly on their own, and here we believe your argument falls well short. Given the minimal cost synergies of the proposed transaction,

---------------------

(1) "Charles River Laboratories - Takeaways from Jefferies 2010 Global Life Sciences Conference"; Dave Windley; Jefferies & Company, Inc., June 11, 2010.

(2) "CRL: Argument for WX completion continues to evolve; does management intend to change the terms and avoid vote?"; Stephen Unger, William Hite; Lazard Capital Markets, June 15, 2010.

the only real potential incremental benefit to shareholders would be revenue synergies. However, management has not quantified such synergies, nor we believe could they, meaning it is impossible for Charles River shareholders to ascribe value to them.

          This is not surprising given that such synergies are speculative at best. Large customers outside of China are not typically suited to purchase an integrated offering of chemistry and biology services given their often highly decentralized purchasing processes, which are divided in some companies among various executives based upon the phase of the process, subspecialty and division. In addition, many compounds never leave the medicinal chemistry phase, raising further doubts about the benefits of a combined offering. We also continue to believe that any customers who might be able to conform their processes to take advantage of a combined offering would likely demand cost concessions for doing so, creating the risk that any potential integrated sales come at the risk of losing pricing power. In addition, WuXi is well known in the industry and thus it is unlikely that a combination would result in a measurable increase in sales. As recently as yesterday another analyst noted similar concerns:

          Management has cited recent conversations with major customers in support of the transaction, noting that the combination will solve major problems for these customers. Outside of the cheaper cost of outsourcing relative to the use of internal staff, we are having trouble understanding the specifics of these problems, and we wonder whether a joint marketing agreement (or some other partnership with [WuXi]) would be sufficient to satisfy the needs of these customers.(3)

          There is also again significant integration risk and we believe that your comments about the highly distinct geographies and operations of the two companies, while certainly true, miss the point. No one expects that the Company's biologists will be asked to perform the functions of WuXi's chemists or vice versa. However, as we discussed in our previous letter, for the proposed transaction to deliver value the companies must successfully integrate their selling efforts, and we see nothing in the Company's response which addresses this.

          By asking shareholders to take a leap of faith with respect to the promised benefits and its ability to overcome integration risks, management is asking them to ignore its prior acquisition history and poor record in allocating capital. As we noted in our prior letter, despite numerous acquisitions and significant expenditures on new facilities over the years, the Company has significantly and consistently underperformed peers, and the Company's last major "transformational" acquisition of Inveresk Research Group was followed by continued stock underperformance and nearly a billion dollars in write-downs and losses, casting doubt on management's ability to predict where the market is heading. In addition, while the Company claims in its response that by proposing this acquisition now it is "ensuring it has the best partner to capture this

------------------------

(3) "CRL: Argument for WX completion continues to evolve; does management intend to change the terms and avoid vote?"; Stephen Unger, William Hite; Lazard Capital Markets, June 15, 2010.

accelerating opportunity," we note again that by management's own admission there are no alternate buyers for WuXi, meaning this opportunity is in no danger of slipping away.

          Even leaving aside whether such speculative benefits can in fact be realized, we see nothing in the Company's response that justifies the high price of the contemplated acquisition. In fact, focusing on the purchase price as a multiple to EPS instead of EBITDA as you suggest in your letter (to account for WuXi's lower effective tax rate) only underscores that Charles River is paying an unjustifiably high price for WuXi. Simply accounting for the tax rate differential provides an incomplete and misleading picture (even leaving aside that WuXi's lower effective tax rate stems from current government incentives which might not be available in the future, meaning WuXi's effective tax rate would be the 25% Chinese statutory rate, similar to Charles Rivers' current effective tax rate.) As set forth in Exhibit A, if earnings are also properly adjusted for annual stock compensation expense (which is not accounted for in WuXi's EPS estimates but is factored into the Company's EPS estimates) WuXi's EPS would be reduced by approximately $0.12, implying a 2010 P/E multiple of 28.8x. Furthermore, WuXi's cash outflows for capital expenditures in 2010 are estimated to be substantially higher than the expense impact in depreciation (with the opposite being true for the Company as it harvests the extensive capital investments of the past few years). As further set forth in Exhibit A, adjusting for this difference in cash outflows for capital expenditures as well results in an implied 2010 multiple for WuXi of 56.2x, more than double the 24.7x multiple cited in your letter, versus a mid-teens multiple for Charles River analyzed on a comparable basis.(4)

          This extreme valuation differential again underscores the substantial shareholder value which could be generated from a large share repurchase as outlined in our previous letter. As you stated at the Jefferies Global Life Sciences Conference last week, the Company estimates that the proposed acquisition would reach mid-teens returns in year five, an assumption which we have noted is based on aggressive WuXi growth assumptions. However, based on the Company's own standalone multi-year projections, a share repurchase of its undervalued stock would generate higher returns with none of the strategic and integration risks described above. For example, the approximately 14% accretion to 2011 EPS which we estimated in our previous letter would be generated at that time by a repurchase of approximately 19% of the Company's stock at a 10% premium would be delivered immediately and would grow thereafter. A sale of the Company may also deliver substantially greater value without the strategic and integration risk described above, another avenue which we have noted appears to be potentially available.

          Despite our strong objections, we are pleased that it appears based on your response letter and your televised appearance yesterday that you have committed to attempting to make a case on the merits to shareholders for the proposed acquisition. We believe any effort to make an end run around the shareholder approval process, as some have speculated the Company might attempt, would be uniformly condemned and that shareholders would not hesitate

-------------------------

(4) We note your reliance on the multiple of P/E to growth estimates ("PEG") in your response letter. However we are unaware of any analyst who relies on that metric to value Charles River or WuXi. We also believe it would not be useful to do so given wide ranging growth forecasts based on inconsistent time frames including LTM growth in earnings (which would not capture future growth), NTM growth in earnings and projections for multi-year growth in earnings. Not surprisingly, analyst estimates for Charles River's long-term growth rate range from 8% to 26% per Bloomberg, which would result in a PEG range from below 1.0x to above 2.0x.

early next year to replace a board that sought to consummate this transaction over their objections. While we were disappointed that you canceled our scheduled call on Monday to discuss these matters further and we were not able to address these points with you directly, we remain available at your convenience and can be reached at (212) 455-0900.

Sincerely,

/s/ Barry Rosenstein
--------------------------
Barry Rosenstein
JANA Partners LLC
Managing Partner


BR/CP/SO/NM/SA

                                    EXHIBIT A

WUXI EPS ADJUSTMENTS
($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
---------------------------------------------------------------------
                                                                2010E
---------------------------------------------------------------------
EPS (1)                                                         $0.86

EPS ADJUSTMENTS
   Depreciation expense (1)                                       $24
   Capital expenditures (2)                                       (55)
   Stock compensation expense (1)                                 (11)
                                                                  ----
Net pre-tax adjustment                                           ($42)

Tax rate (3)                                                       14%

After-tax adjustment                                             ($36)

Diluted shares outstanding (MM)                                     74

Per share adjustment                                           ($0.48)
                                                               -------
"ADJUSTED EPS"                                                  $0.38

MEMO:
PRICE / EPS @ $21.25 TRANSACTION PRICE                          24.7X
PRICE / ADJUSTED EPS @ $21.25 TRANSACTION PRICE                 56.2X
---------------------------------------------------------------------

(1) Estimates per Bank of America Merrill Lynch research as of March 9, 2010. EPS estimates in-line with consensus as of deal announcement.
(2) Per midpoint of WuXi guidance in 4Q 2009 earnings release.
(3) Per midpoint of 2010 WuXi tax rate guidance in 4Q 2009 earnings release.